                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                             PAYLESS CASHWAYS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  704-378-405
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 19, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 704378405                   13G
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Watson Strategic Investments, L.P.
        54-166-8295
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       1,125,550
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   73,400
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        1,125,550
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    242,600
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

               1,368,150
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

               6.84
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

               PN
--------------------------------------------------------------------------------

ITEM 1(a).        Name of Issuer:
                  PAYLESS CASHWAYS, INC.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:
                  800 NW Chipman Road, Suite 5900
                  P.O. Box 648001
                  Lee's Summit, Missouri  64064-8001

ITEM 2(a).        Name of Person Filing:
                  Watson Strategic Investments, L.P.

ITEM 2(b).        Address of Principal Business Office or, if none, Residence:
                  2787 Burning Daylight Farm,
                  Free Union, Virginia 22940

ITEM 2(c).        Citizenship:
                  Delaware

ITEM 2(d).        Title of Class of Securities:
                  Common Stock

ITEM 2(e).        CUSIP Number:
                  704-378-405

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
                  Not Applicable

ITEM 4.           Ownership.

           (a).   Amount beneficially owned:
                  Incorporated by reference to item (9) on the attached cover page(s).

           (b).   Percent of Class:
                  Incorporated by reference to item (11) on the attached cover page(s).

           (c).   Number of shares as to which such person has:

                  (i).     Sole power to vote or direct the vote:
                           Incorporated by reference to item (5) on the attached cover page(s).

                  (ii).    Shared power to vote or direct the vote:
                           Incorporated by reference to item (6) on the attached cover page(s).

                  (iii).   Sole power to dispose or direct the disposition of:
                           Incorporated by reference to item (7) on the attached cover page(s).

                  (iv).    Shared power to dispose or direct the disposition of:
                           Incorporated by reference to item (8) on the attached cover page(s).

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  There are people other than the reporting person who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. However no such interest other than the reporting person's interest relates to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not Applicable.

ITEM 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            January 31, 2001

                                             By:   /s/ Arthur A. Watson, Jr.
                                                   -------------------------
                                                   Arthur A. Watson, Jr.,
                                             President, BDF Management, Inc.
                                                   The General Partner of
                                             Watson Strategic Investments, L.P.